InBev

RECEIVED

2005 AUG 11 P 1:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By cou

05010367

Leuven, August 5, 2005

Dear Madam,

Subject: InBev ~~Interbrew~~ S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

dlw 8/11

Press Release

InBev nv/sa

Brussels, August 5, 2005 - 1/1

InBev sells its stake in Spanish Brewer Damm

InBev S.A. (Euronext: INB) ("InBev") is pleased to announce that it has reached an agreement to sell the totality of its 12.02% minority stake in the Spanish brewer Damm S.A. ("Damm") for a minimum cash consideration of 176 million euro. InBev remains active in the Spanish beer market through its existing wholly-owned subsidiary which imports a number of InBev's leading brands including Beck's®, Stella Artois® and Franziskaner®.

InBev has agreed to sell 5,328,864 shares at a price of 33 euro per share. An additional amount may be payable conditional on Damm's financial performance in 2005. InBev expects that the final consideration received will represent an Enterprise Value/2004 EBITDA multiple of between 11.5 and 12.5 times.

InBev acquired its minority stake in Damm for 84 million euro in 2002, when the Spanish regulatory authorities obliged Group Mahou/San Miguel to dispose of its stake in Damm. The sale will result in a capital gain, which will be shared equally with Group Mahou/San Miguel in accordance with the agreement signed in 2002.

The sale of this minority stake in Spain is fully in line with InBev's objective of freeing up capital to focus resources on critical strategic initiatives. John Brock, InBev CEO, commented: "The sale of our stake in Damm is one more example of our increased discipline in capital allocation."

InBev expects the transaction to close in the third quarter of 2005.

Lazard acted as exclusive financial advisor to InBev on this transaction.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Gwendoline Ornigg
Corporate Media Relations Manager
Tel: +32-16-27-65-72
Fax: +32-16-50-65-72
E-mail: Gwendoline.ornigg@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: Patrick.verelst@inbev.com